The Annual Meeting of Shareholders of the Fund was held on June
18, 2015. The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:

To elect three directors to serve until the Annual Meeting in the year 2018 and until their successors are duly elected and qualified:

                            Shares            Shares
                           Voted For        Withheld

Donald C. Burke. . . . .    32,940,516       396,803
Stewart E. Conner. . . .    32,856,706       480,613
Eileen A. Moran . . . . .   32,941,448       395,871
David J. Vitale . . . . .   32,860,082       477,237

Directors whose term of office continued beyond this meeting are as follows: Robert J. Genetski, Philip R. McLoughlin, Geraldine
M.McNamara, Nathan I. Partain, Christian H. Poindexter, and Carl
F. Pollard.
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